SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 27, 2015

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated January 27, 2015, regarding “Ericsson reports fourth quarter and full-year results 2014”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: January 27, 2015

Fourth quarter and full-year report 2014

Stockholm, January 27, 2015

FOURTH QUARTER HIGHLIGHTS1)		Read more (page)

•	Sales in the quarter were SEK 68.0 (67.0) b., a growth of 1% YoY and 18% QoQ. Sales, adjusted for comparable units and currency, declined -2% YoY.	3

•	The sales growth YoY was mainly driven by the Middle East, Europe and Asia, offset by sales decline in North America.	2, 12

•	Gross margin increased YoY to 36.6% with improved margins across all segments despite normal high share of project completions in the quarter.	4

•	Operating income improved to SEK 6.3 b. driven primarily by higher software sales and efficiency enhancements. Increased operating expenses, and losses related to currency hedge contracts, impacted operating income negatively.	4

FULL-YEAR HIGHLIGHTS1)		Read more (page)

•	Sales were 228.0 (227.4) b., flat YoY. Sales, adjusted for comparable units and currency, decreased by -2%.	5

•	Operating income was SEK 16.8 (17.8) b. with an operating margin of 7.4% (7.8%). Gross margin improved due to a higher share of capacity business, offset by increased operating expenses and currency hedge losses.	5

•	Segment Networks showed an operating margin of 12% (10%) driven by improved business mix and earlier actions to improve commercial and operational efficiency.	7

•	Cash flow from operating activities was SEK 18.7 (17.4) b. Cash conversion was 84%, above the target of 70%.	14

•	The Board of Directors proposes a dividend for 2014 of SEK 3.40 (3.00) per share.	2, 17

1)	The line item “Sales adjusted for comparable units and currency” includes adjustments for full year 2013 by SEK 2.1 b., and for Q4 2013 by SEK 3.7 b. for the initial IPR payment from Samsung. The adjustments impact segments Networks and Support Solutions. Commentary made on gross margin and operating income also considers these adjustments. All tables display reported numbers, unless otherwise stated.

SEK b.	Q4 2014	Q4 2013	YoY change	Q3 2014	QoQ change	Full year 2014	Full year 2013
Net sales	68.0	67.0	1%	57.6	18%	228.0	227.4
Sales growth adj. for comparable units and currency1)			-2%		13%	-2%	5%
Gross margin	36.6%	37.1%	—	35.2%	—	36.2%	33.6%
Operating income	6.3	9.1	-30%	3.9	63%	16.8	17.8
Operating margin	9.3%	13.5%	—	6.7%	—	7.4%	7.8%
Net income	4.2	6.4	-35%	2.6	59%	11.1	12.2
EPS diluted, SEK	1.29	1.97	-35%	0.81	59%	3.54	3.69
EPS (Non-IFRS), SEK 2)	1.71	2.42		1.11		4.80	5.62
Cash flow from operating activities	8.6	14.6	-41%	-1.4		18.7	17.4
Net cash, end of period	27.6	37.8		29.4	-6%	27.6	37.8

2)	EPS, diluted, excl. amortizations and write-downs of acquired intangible assets, and restructuring.

Ericsson Fourth Quarter and Full-Year Report 2014	1

CEO Comments

Reported sales in the quarter increased by 1% YoY and sales, adjusted for comparable units and currency, declined by -2% with improved operating income in the core business.

In the quarter, strong sales growth in the Middle East, Europe and Asia was offset by a continued decline in North America.

Mobile broadband sales increased both YoY and QoQ as we continued to deliver on previously communicated key contracts. These contracts contributed to sales growth in mainland China, Taiwan, Japan, India and parts of Europe. In mainland China the majority of the business in the quarter was related to the continued LTE deployments.

Sales in North America were mainly driven by operator investments in capacity and quality enhancements also this quarter, although at a slower pace. Business activity slowed further in the quarter as operators remained focused on cash flow optimization in order to finance major acquisitions and spectrum auctions.

Consumer demand and mobile data traffic growth continues to be strong in North America. However, with current visibility, and for the reasons above, we anticipate the North American mobile broadband business to remain slow in the short-term.

Global Services showed stable growth with momentum for professional services driven by managed services and systems integration sales. During the quarter, 17 new managed services contracts were signed, including a pan-India contract.

Operating income in the fourth quarter improved YoY, primarily driven by higher software sales and efficiency enhancements. This was partly offset by higher operating expenses, related to the planned ramp up of investments in targeted areas. The net currency effect, when considering both transaction and translation exposure as well as volatility reductions, contributed somewhat positively to the operating income.

For the full year 2014, Ericsson showed stable sales development with solid operating margin. A sales decline in North America of -8% was compensated by growth in the Middle East, Europe and Asia. Operating margin improved in the core business driven by higher share of capacity sales and efficiency enhancements. This was partly offset by currency hedge losses, investments in targeted areas as well as losses related to the modems operations.

The more than 100 IPR licensing agreements signed to date show the value of our R&D investments and enable industry players to continue to innovate and bring exciting products to the market. In 2014, IPR revenues showed a steady positive development. We remain committed to licensing our standard-essential patents on fair, reasonable and non-discriminatory (FRAND) terms.

At the Capital Markets Day (CMD) in November we outlined the progress on our Networked Society strategy, with focus on market development, growth agenda, transformation and profitability. In line with our strategy, we have invested into our targeted areas; IP networks, Cloud, TV & Media, Industry & Society and OSS & BSS. Sales in targeted areas showed a growth of more than 10% in 2014.

We continue to proactively identify efficiency opportunities in the Company. The cost and efficiency program presented at the CMD, with the ambition to achieve savings of approximately SEK 9 b. with full effect during 2017, is progressing. Activities for the discontinuation of the modems business are included in the program and are ahead of plan.

We improved cash flow from operating activities in 2014 and generated a full-year cash flow of SEK 18.7 (17.4) b. For the third consecutive year we have exceeded our cash conversion target of more than 70%. This resulted in a solid balance sheet, enabling us to continue to implement our strategy and to deliver consistent returns to our shareholders. The Board of Directors proposes a dividend for 2014 of SEK 3.40 (3.00) per share, an increase of 13%.

Hans Vestberg

President and CEO

Ericsson Fourth Quarter and Full-Year Report 2014	2

Financial highlights

SEK b.	Q4 2014	Q4 2013	YoY change	Q3 2014	QoQ change	Full year 2014	Full year 2013
Net sales	68.0	67.0	1%	57.6	18%	228.0	227.4
Of which Networks	34.1	34.8	-2%	30.0	14%	117.5	117.7
Of which Global Services	29.8	27.2	10%	24.5	22%	97.7	97.4
Of which Support Solutions	4.0	5.1	-21%	3.1	31%	12.7	12.2
Of which Modems	0.1	0.0	—	0.1	1%	0.2	0.0
Sales growth adj. for comparable units and currency1)			-2%		13%	-2%	5%
Gross income	24.9	24.9	0%	20.3	23%	82.4	76.4
Gross margin (%)	36.6%	37.1%	—	35.2%	—	36.2%	33.6%
Research and development expenses	-9.7	-8.9	9%	-9.3	4%	-36.3	-32.2
Selling and administrative expenses	-8.1	-7.2	12%	-6.0	35%	-27.1	-26.3
Other operating income and expenses	-0.8	0.3	—	-1.1	-26%	-2.2	0.1
Operating income	6.3	9.1	-30%	3.9	63%	16.8	17.8
Operating margin	9.3%	13.5%	—	6.7%	—	7.4%	7.8%
for Networks	13%	17%	—	11%	—	12%	10%
for Global Services	7%	8%	—	7%	—	6%	6%
for Support Solutions	11%	37%	—	-4%	—	0%	12%
for Modems	—	—	—	—	—	—	—
Financial net	-0.5	-0.1	222%	-0.1	259%	-1.0	-0.7
Taxes	-1.7	-2.5	-32%	-1.1	49%	-4.7	-4.9
Net income	4.2	6.4	-35%	2.6	59%	11.1	12.2
Restructuring charges	-0.8	-1.0	-16%	-0.3	188%	-1.5	-4.5

FOURTH QUARTER COMMENTS1)

Net sales

Sales, adjusted for comparable units and currency, decreased by -2%. Eight out of ten regions showed growth with the Middle East, Western and Central Europe and South East Asia as the main contributors. Sales in North America decreased as operators remained focused on cash flow optimization to finance major acquisitions and spectrum auctions.

Sales growth for segment Global Services YoY was driven by professional services.

Sales increased sequentially driven by mobile broadband coverage projects, primarily in Asia and Europe, higher software sales and IPR revenues. The increase was partly offset by the decline in capacity sales in North America. Global Services showed strong sequential growth driven by both Professional Services and Network rollout.

During the quarter the SEK has continued to weaken towards a number of currencies, including the USD, impacting sales positively in the quarter.

1)	See note 1) on page 1

Ericsson Fourth Quarter and Full-Year Report 2014	3

Quarterly sales, SEK b. and reported sales growth year over year, percent	Operating expenses, SEK b. and operating expenses as percentage of sales	Operating income, SEK b. and operating margin, percent

Gross margin

Despite the negative impact from increased LTE coverage projects in mainland China, gross margin increased YoY driven by higher software sales and efficiency enhancements.

Sequentially, the gross margin improved driven by higher software sales and increased IPR revenues. This was partly offset by coverage projects in mainland China and a higher share of Global Services sales with a large share of project completions in the quarter.

Restructuring charges

Restructuring charges were in line with Q4 last year. Sequentially, restructuring charges increased mainly related to implementation of the service delivery strategy. In the quarter, implementation started of the cost and efficiency program that was announced in November 2014. The program did not generate any significant restructuring charges in the quarter.

With current visibility, total restructuring charges for 2015 are estimated at approximately SEK 3-4 b.

Operating expenses (opex)

Total opex increased YoY, for R&D as well as for Selling and G&A expenses. The increase mainly relates to investments in the targeted areas and negative currency effects, partly offset by reduced expenses for the modems business.

Other operating income and expenses

The revaluation and realization effects from currency hedge contracts were SEK -1.0 b. of which the majority was realized, SEK -0.8 b. This is to be compared with the total impact from hedges of SEK -1.3 b. in Q3 2014 and SEK 0.1 b. in Q4 2013.

The negative effect derives mainly from the hedge contract balance in USD, which has further decreased in value. The SEK has weakened towards the USD between September 30 (SEK/USD rate 7.27) and December 31, 2014 (SEK/USD rate 7.79).

Operating income

Operating income improved YoY. This was primarily driven by higher software sales and efficiency enhancements. Operating income was negatively impacted by higher operating expenses related to the planned increases in of investments in targeted areas as well as negative effects from currency hedge contracts. However, the net currency effect had a positive impact on operating income.

QoQ operating income improved driven by higher sales and improved gross margin. This was partly offset by increased opex and restructuring charges.

Financial net

The negative financial net increased YoY, mainly due to negative revaluation of foreign currencies and lower interest income from the portfolio of interest bearing assets. Sequentially, the negative financial net increased as an effect of lower interest income and currency revaluation effects.

Net income and EPS1)

Net income and EPS diluted increased following the improved operating income.

1)	Net income and EPS is adjusted for the initial IPR payment from Samsung in Q4 2013 of SEK 2.9 b.

Ericsson Fourth Quarter and Full-Year Report 2014	4

FULL-YEAR COMMENTS1)

Sales, adjusted for comparable units and currency, decreased by -2%.

Reported sales were flat and amounted to SEK 228.0 (227.4) b. Strong sales growth in China, the Middle East and India was offset by lower sales in North America and Japan, where several larger mobile broadband coverage projects were completed. During the year the SEK has weakened towards a number of currencies, including the USD, which has had a gradual positive impact on sales.

Segment Networks and Global Services sales were flat YoY, while Support Solutions sales grew by 3%.

IPR and licensing revenues amounted to SEK 9.9 (10.6) b. For 2013, IPR revenues included an initial payment of SEK 4.2 b. from Samsung for patent licensing.

The mix of sales by commodity was: Software 24% (24%), hardware 34% (34%) and services 42% (42%).

Restructuring charges amounted to SEK 1.5 (4.5) b. and were mainly related to the continued implementation of the service delivery strategy. Implementation started on the cost and efficiency program announced in November 2014. As part of its continuous business transformation, annual restructuring normally generates charges of approximately SEK 2 b. In addition, the cost and efficiency program will generate approximately SEK 3-4 b. in restructuring charges in 2015-2017.

With current visibility, total restructuring charges for 2015 are estimated at approximately SEK 3-4 b.

Gross margin increased to 36.2%, due to a business mix with higher share of capacity sales, lower restructuring charges and efficiency enhancements. The Global Services share of Group sales was flat at

43%, where the share of Network Rollout sales declined to 12% (14%) as a result of fewer large coverage projects.

Total opex increased to SEK 63.4 (58.5) b. due to increased organic expenses in targeted areas and acquisitions such as Microsoft Mediaroom as well as inclusion of the modems operations.

In line with the strategy to establish leadership in targeted areas, the company has increased its R&D activities, primarily in IP and Cloud. In addition the modems operations were taken over from the ST-Ericsson joint venture. This resulted in total R&D expenses of SEK 36.3 (32.2) b.

Other operating income and expenses decreased to SEK -2.2 (0.1) b. of which SEK -2.8 (0.5) b. relates to negative currency hedge effects. This derives from the hedge contract balance in USD, which has further decreased in value. The SEK has weakened towards the USD between December 31, 2013 (SEK/USD rate 6.46) and December 31, 2014 (7.79).

Operating income increased slightly to SEK 16.8 b., positively impacted by an improved gross margin. Operating income was negatively impacted by higher operating expenses and negative effects from hedge contracts. Operating margin was 7.4%.

Financial net amounted to SEK -1.0 (-0.7) b. The difference is mainly attributable to foreign currency revaluation effects.

The tax rate for 2014 was 30% compared with 29% in 2013. Tax costs were SEK -4.7 (-4.9) b.

Net income2) increased to SEK 11.1 b., for the same reasons as for the increase in operating income.

EPS diluted was SEK 3.54. EPS, Non-IFRS, was SEK 4.80.

1)	See note 1) on page 1
2)	Net income is adjusted for the initial IPR payment from Samsung in 2013 of SEK 1.6 b.

Ericsson Fourth Quarter and Full-Year Report 2014	5

Segment results

NETWORKS

Segment sales, SEK b.	Quarterly sales, SEK b. and sales growth year over year	Operating income, SEK b. and operating margin, percent

SEK b.	Q4 2014	Q4 2013	YoY change	Q3 2014	QoQ change	Full year 2014	Full year 2013
Net sales	34.1	34.8	-2%	30.0	14%	117.5	117.7
Sales growth adj. for comparable units and currency 1)	—	—	-7%	—	7%	-3%	5%
Operating income	4.3	5.9	-26%	3.2	36%	13.5	11.3
Operating margin	13%	17%	—	11%	—	12%	10%
EBITA margin	14%	19%	—	13%	—	14%	12%
Restructuring charges	-0.1	-0.3	-55%	-0.1	78%	-0.4	-2.2

FOURTH QUARTER COMMENTS1)

Net sales

Sales, adjusted for comparable units and currency, declined by -7% YoY as the mobile broadband business in North America was slow. At the same time sales were strong in Western and Central Europe, the Middle East, North East Asia as well as in Northern Europe and Central Asia.

Sales increased QoQ driven by growth in Japan, Taiwan and mainland China as a result of delivering on previously communicated key contracts. Sales related to Packet Core showed growth sequentially, driven by mobile data traffic growth in both developed and developing markets.

Operating income and margin

The operating income continued to develop well and improved YoY driven by strong software sales and efficiency enhancements. The improvement was partly offset by higher opex, primarily for R&D, and the negative impact from currency hedge contracts.

The negative effect from hedges was SEK -0.8 (0.1) b. YoY.

Sequentially, the improved operating income was mainly driven by larger volumes and higher software sales but was partly offset by higher opex and more LTE coverage projects.

Business update

The Ericsson Radio Dot system was taken into commercial operation in the quarter. Several advanced LTE technology innovations were demonstrated in the quarter, reflecting the company’s technology leadership.

The Ericsson solution for VoLTE continued to gain momentum across regions. Two customers in Japan launched commercial VoLTE services in the quarter.

To date 146 contracts for the multi-application IP router, SSR 8000, has been signed, since the launch in December 2011. During the quarter, 12 new contracts were signed of which two were for fixed networks.

1)	See note 1) on page 1.

Ericsson Fourth Quarter and Full-Year Report 2014	6

FULL-YEAR COMMENTS1)

Sales, adjusted for comparable units and currency, decreased by -3%, primarily due to lower sales in North America where two large LTE coverage projects were completed. In addition, operators in the US increased their focus on cash flow optimization during the second half of the year with reduced network investments as a consequence. The decline in the North American business was partly offset by increased mobile broadband sales in the Middle East. Large LTE network deployments continued in mainland China. In 2014, operators increased their focus on improving network performance as a key differentiator. This, in combination with continued data traffic increase, and introduction of new services such as VoLTE, led to increased capacity business in Radio, IMS and IP.

Operating income improved significantly compared with last year due to increased capacity business, earlier actions to improve commercial and operational efficiency and lower restructuring charges. This was partly offset by a negative effect from currency hedges of SEK -2.1 (0.5) b. and higher operating expenses mainly in IP and Cloud. Restructuring charges amounted to SEK -0.4 (-2.2) b.

1)	See note 1) on page 1

Ericsson Fourth Quarter and Full-Year Report 2014	7

GLOBAL SERVICES

Segment sales, SEK b.	Quarterly sales, SEK b. and sales growth year over year	Operating income, SEK b. and operating margin, percent

SEK b.	Q4 2014	Q4 2013	YoY change	Q3 2014	QoQ change	Full year 2014	Full year 2013
Net sales	29.8	27.2	10%	24.5	22%	97.7	97.4
Of which Professional Services	21.4	18.8	14%	17.8	20%	70.8	66.4
Of which Managed Services	7.7	6.6	18%	7.2	8%	27.2	25.5
Of which Network Rollout	8.4	8.4	0%	6.7	25%	26.8	31.0
Sales growth adj. for comparable units and currency	—	—	5%	—	20%	-2%	5%
Operating income	1.9	2.1	-7%	1.6	21%	6.1	6.2
Of which Professional Services	2.5	2.6	-6%	2.1	20%	8.5	9.0
Of which Network Rollout	-0.5	-0.5	-1%	-0.5	18%	-2.5	-2.8
Operating margin	7%	8%	—	7%	—	6%	6%
for Professional Services	12%	14%	—	12%	—	12%	14%
for Network Rollout	-6%	-6%	—	-7%	—	-9%	-9%
EBITA margin	8%	9%	—	8%	—	7%	7%
Restructuring charges	-0.6	-0.6	-3%	-0.1	—	-0.8	-2.0

FOURTH QUARTER COMMENTS

Net sales

Sales, adjusted for comparable units and currency, increased by 5% YoY driven by Professional Services with strong development in Managed Services and Consulting and Systems Integration.

Global Services reported sales increased in nine out of ten regions and Network Rollout sales were unchanged YoY.

Growth in Global Services sales QoQ was driven by higher project activity in Network Rollout and by Professional Services where Consulting and Systems Integration, as well as Network Design and Optimization, showed strong development. All ten regions showed double-digit growth QoQ.

Operating income and margin

Global Services operating income declined YoY, negatively impacted by currency hedge effects and a higher share of managed services contracts in the transformation phase. Although Network Rollout still shows negative result, good progress has been made in returning this business to profitability.

Sequentially Global Services operating income improved driven by higher sales in Professional Services.

Business update

During the quarter, 17 new managed services contracts were signed including a pan-India contract with Reliance Communications. There is continued momentum for Consulting and Systems Integration and during the quarter 22 significant contracts were signed. The business momentum for managed services continues as operators look to outsource operations to improve network performance, quality and reliability while maintaining cost control.

Ericsson Fourth Quarter and Full-Year Report 2014	8

FULL-YEAR COMMENTS

Sales for Global Services were flat YoY compared with 2013. Sales, adjusted for comparable units and currency, declined by -2% despite strong development in Managed Services and in Network Design and Optimization. There was continued momentum for Professional Services with double-digit sales growth during the second half of the year. Sales in targeted areas developed positively and in line with plan. Network Rollout sales declined primarily due to a lower share of coverage projects.

Global Services operating income was flat YoY. Network Rollout margin gradually improved during the year due to the declining dilutive effect from the European network modernization projects. Professional Services operating margin declined to 12% (14%) partly due to negative currency hedge effects and partly due to the high share of managed services contracts in the transformation phase.

Restructuring charges declined to SEK -0.8 (-2.0) b. The implementation of service delivery strategy, of moving local service delivery resources to global centers, continued but at a slower pace during the first half of the year.

Other information	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Full year 2014	Full year 2013
Number of signed Managed Services contracts	17	17	21	16	71	84
Number of signed significant consulting & systems integration contracts 1)	22	13	12	9	56	31
Number of Ericsson services professionals, end of period	65,000	65,000	64,000	61,000	65,000	64,000

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

Ericsson Fourth Quarter and Full-Year Report 2014	9

SUPPORT SOLUTIONS

Segment sales, SEK b.	Quarterly sales, SEK b. and sales growth year over year	Operating income, SEK b. and operating margin, percent

SEK b.	Q4 2014	Q4 2013	YoY change	Q3 2014	QoQ change	Full year 2014	Full year 2013
Net sales	4.0	5.1	-21%	3.1	31%	12.7	12.2
Sales growth adj. for comparable units and currency 1)	—	—	-5%	—	25%	-2%	0%
Operating income	0.4	1.9	-76%	-0.1	—	0.0	1.5
Operating margin	11%	37%	—	-4%	—	0%	12%
EBITA margin	16%	41%	—	3%	—	6%	17%
Restructuring charges	0.0	0.0	0%	-0.1	-61%	-0.1	-0.2

FOURTH QUARTER COMMENTS1)

Net sales

Sales, adjusted for comparable units and currency, declined by -5% YoY. The overall transition from traditional telecom software license business models to recurrent license revenue deals continues, based on the Ericsson software model.

Sales increased QoQ with good development across the product portfolio.

Operating income and margin

Operating income recovered in the quarter, reaching a positive result of SEK 0.4 b. and double-digit operating margin. The YoY decline is primarily due to higher R&D investments in the targeted area of TV & Media.

Operating income improved QoQ due to higher sales, including higher IPR revenues.

Business update

Demand for OSS and BSS continued to be strong. Customer interest to partner with vendors that can address an end-to-end suite of OSS and BSS solutions is increasing. With its complete OSS and BSS offerings, the company is well positioned to take on this role.

The activity is high in the media industry with mergers and acquisitions among leading players, driving the IP transformation of the industry. The company is well positioned through recent acquisitions and Ericsson MediaFirst, the new cloud-based TV platform.

FULL-YEAR COMMENTS1)

Sales, adjusted for comparable units and currency, declined by -2% due to lower sales for legacy systems. Reported sales grew of 3% driven by growth in OSS and in TV & Media through the Mediaroom acquisition. Regions North America and North East Asia showed strong growth while Latin America and Sub-Saharan Africa declined, primarily due to lower BSS sales.

Operating income declined slightly, partly due to lower sales in legacy systems and partly due to acquired operating expenses.

1)	See note 1) on page 1

Ericsson Fourth Quarter and Full-Year Report 2014	10

MODEMS

SEK b.	Q4 2014	Q4 2013	YoY change	Q3 2014	QoQ change	Full year 2014	Full year 2013
Net sales	0.1	0.0	—	0.1	1%	0.2	—
Sales growth for comparable units and currency	—	—	—	—	—	—	—
Operating income	-0.1	-0.5	-84%	-0.7	-88%	-2.0	-0.5
Operating margin	—	—	—	—	—	—	—
EBITA margin	—	—	—	—	—	—	—
Restructuring charges	0.0	0.0	—	0.0	—	0.0	—

Background

Ericsson took over the LTE thin modem operations as part of the breakup of the joint venture with STMicroelectronics in August 2013. Since the integration, the modems market developed in a direction that reduced the addressable market for thin modems. In addition, there is strong competition, price erosion and an accelerating pace of technology innovation. Success in this evolved market requires significant R&D investments. As a consequence, Ericsson announced, on September 18 2014, the discontinuation of further development of modems and the shift of approximately 500 R&D resources to Networks to pursue growth opportunities in the radio business.

Operating income

Operating income was SEK -0.1b. in the quarter and SEK -2.0 b. for the full year.

During the quarter good progress has been made with the discontinuation of the modems business and execution is ahead of plan. During the quarter end-of-life agreements were signed with existing customers.

The discontinuation of the modems business will lead to a significant reduction in costs. During the quarter good progress was made and activities are ahead of plan.

Ericsson Fourth Quarter and Full-Year Report 2014	11

Regional Sales

			Fourth quarter 2014				Change	Full year	Change
SEK b.	Networks	Global Services	Support Solutions	Modems	Total	YoY	QoQ	2014
North America	5.0	7.1	1.0	0.0	13.1	-5%	-7%	54.5	-8%
Latin America	3.0	3.3	0.3	0.0	6.6	-3%	12%	22.6	3%
Northern Europe and Central Asia	2.7	1.3	0.1	0.0	4.1	11%	29%	12.4	6%
Western and Central Europe	2.7	3.3	0.2	0.0	6.1	17%	31%	19.7	7%
Mediterranean	3.1	4.2	0.3	0.0	7.5	6%	44%	23.0	-5%
Middle East	3.5	2.8	0.5	0.0	6.9	16%	14%	21.3	22%
Sub-Saharan Africa	1.1	1.4	0.1	0.0	2.6	1%	6%	8.7	-13%
India	1.2	1.0	0.2	0.0	2.4	20%	18%	7.7	25%
North East Asia	6.5	2.6	0.2	0.0	9.2	7%	31%	27.6	1%
South East Asia and Oceania	2.7	2.1	0.2	0.0	5.0	16%	31%	15.9	0%
Other 1)	2.8	0.8	1.0	0.1	4.7	-35%	37%	14.7	-2%

Total	34.1	29.8	4.0	0.1	68.0	1%	18%	228.0	0%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

Sales of mobile broadband in the quarter continued to be driven by network quality and capacity expansions, however at lower levels as operators remained focused on cash flow optimization to finance acquisitions and spectrum auctions. The professional services business was driven by network ICT transformation contracts, including modernization of OSS and BSS.

Full-year sales declined, driven by lower network sales as a result of large mobile network coverage projects coming to an end, and increased operator focus on cash flow in the second half of the year. Sales in Support Solutions and Professional Services continued to grow, driven by OSS and BSS modernization

Latin America

Sales decreased slightly YoY. The business continued to be driven primarily by operator investments in mobile broadband coverage projects and related services. Currency restrictions impacted investments in parts of the region.

Full-year sales increased driven by mobile broadband coverage projects and network quality investments, partly offset by currency restrictions.

Northern Europe and Central Asia

Sales grew driven primarily by mobile broadband infrastructure investments in Russia. Global Services sales increased driven by Professional Services business. TV & Media showed strong development in the quarter.

Full-year sales increased, driven primarily by mobile broadband deployments in Russia with sales of SEK 6.7 (5.6) b. Professional Services sales grew, driven by network design and optimization services. TV & Media business showed positive development improvement.

Western and Central Europe

Sales increased YoY driven primarily by mobile broadband deployments and investments in network quality. Demand for managed services continued as operators seek network quality and operational efficiencies.

The European modernization projects came to an end during in 2014. Sales growth was increasingly driven by investments in network quality and capacity during the year.

Mediterranean

Sales in the quarter increased YoY driven mainly by mobile broadband capacity expansion business and managed services.

Full-year sales decreased as the European modernization projects came to an end while managed services contributed positively to sales.

Middle East

Sales continued to show good growth YoY, driven by mobile broadband projects and capacity expansions across the region. Overall demand for mobile broadband is driven by the rapid increase in data traffic and coverage requirements for new mobile licenses.

Full-year sales growth was driven by mobile broadband investments related to new licenses and growth in data traffic in both advanced and developing markets.

Ericsson Fourth Quarter and Full-Year Report 2014	12

Sub-Saharan Africa

Sales increased YoY on the back of increased spending by customers in key markets. Lower handset prices is the key driver of mobile data traffic growth. This, together with regulatory quality requirements, drove mobile broadband investments.

Full-year sales declined but recovered in the second half of the year, mainly driven by operator focus on network traffic and quality management. This resulted in a continued demand for managed services.

India

Sales increased YoY mainly due to higher operator spending driven by continued growth in mobile data traffic. Global Services sales showed a strong development mainly as a result of the first pan-India managed services contract.

Full-year sales growth was driven by mobile broadband infrastructure investments. Increased smartphone penetration drove growth in mobile data usage.

North East Asia

The sales increase YoY was partly offset by continued lower network investment levels in Korea. Deliveries of previously awarded 4G/LTE contracts impacted sequential sales positively.

Full-year sales increased in mainland China and Taiwan as a result of delivering on previously awarded 4G/LTE contracts. The increase was partly offset by reduced network investment levels in Korea and Japan.

South East Asia and Oceania

Sales growth was predominantly driven by mobile broadband coverage projects. TV & Media developed favorably in the quarter, contributing to growth in Support Solutions.

Full-year sales remained flat. Growth in major rollout projects in Australia compensated for a decline in Indonesia where major 3G projects peaked in 2013 due to the timing of investment cycles.

Other

Sales declined YoY, impacted by last year’s initial payment from Samsung. Sales were strong sequentially, driven by licensing revenues.

Full-year sales declined somewhat due to exit of the telecom and power cable businesses in 2013 as well as lower IPR revenues. Broadcast services grew, driven by the acquired Red Bee media business that was fully consolidated during second half 2014.

Ericsson Fourth Quarter and Full-Year Report 2014	13

Cash flow

SEK b.	Q4 2014	Q4 2013	Q3 2014	Full year 2014	Full year 2013
Net income reconciled to cash	8.3	12.5	5.0	22.3	22.0
Changes in operating net assets	0.3	2.1	-6.3	-3.6	-4.6
Cash flow from operating activities	8.6	14.6	-1.4	18.7	17.4
Cash flow from investing activities	-1.7	-11.4	-0.7	-7.5	-11.1
Cash flow from financing activities	0.4	3.5	-1.3	-18.2	-9.5
Net change in cash and cash equivalents	8.9	6.9	-1.0	-1.1	-2.6
Cash conversion (%)	104%	117%	-27%	84%	79%

FOURTH QUARTER COMMENTS

Cash flow from operating activities declined YoY, mainly as a result of delivery on previously awarded key contracts.

Investing activities amounted to SEK -1.7 b. and investments in property, plant and equipment were SEK -1.6 b.

Short-term investments was SEK 4.1 b.

No major financing activities occurred in the quarter.

Cash outlays regarding restructuring amounted to approximately SEK 0.2 b. in the quarter.

Despite negative effects from currency, days sales outstanding and inventory days decreased sequentially.

Accounts payable days decreased by one day.

Working capital KPIs, number of days	Jan-Dec 2014	Jan-Sep 2014	Jan-Jun 2014	Jan-Mar 2014	Jan-Dec 2013
Sales outstanding	105	111	113	112	97
Inventory	64	69	70	72	62
Payable	56	57	61	62	53

FULL-YEAR COMMENTS

Cash flow from operating activities was positive at SEK 18.7 (17.4) b.

Investments in property, plant and equipment were SEK 5.3 (4.5) b., representing 2% of sales, primarily related to test sites and equipment for R&D and network operation centers as well as manufacturing and repair operations.

Investments are being made in three new global ICT centers. The centers will support R&D and services in developing and verifying solutions more efficiently and bringing innovation faster to the market. The first center, in Linköping, Sweden, was opened in 2014.

Total investing activities amounted to SEK 7.5 (11.1) b. Acquisitions and divestments, net, were SEK 4.4 (2.7) b. The acquisitions are strategic investments made to strengthen the position in targeted areas.

In 2014, approximately SEK 8 b. of debt outstanding was repaid:

•	A SEK 4 b. EIB loan, with original maturity in 2015, was repaid.

•	A USD 300 m. bond, with original maturity in 2016, was repaid.

•	A EUR 219 m. bond matured and was repaid in full.

Days sales outstanding (DSO) increased to 105 (97) days mainly due to geographical mix and negative currency effects. Inventory turnover days increased to 64 (62) days due to a larger share of projects and negative currency effects.

Accounts payable days increased to 56 (53) days.

Provisions amounted to SEK 4.4 (5.4) b. at year end reflecting implementation of previous years’ efficiency programs and headcount reductions.

Ericsson Fourth Quarter and Full-Year Report 2014	14

Financial Position

SEK b.	Dec 31 2014	Sep 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013
+ Short-term investments	31.2	34.0	35.3	41.8	35.0
+ Cash and cash equivalents	41.0	32.0	33.1	38.1	42.1

Gross cash	72.2	66.1	68.4	79.9	77.1
- Interest bearing liabilities and post-employment benefits	44.5	36.6	35.9	36.3	39.3

Net cash	27.6	29.4	32.5	43.6	37.8

Equity	145.3	143.4	138.0	142.6	141.6
Total assets	293.6	274.0	265.5	267.2	269.2
Capital turnover (times)	1.2	1.2	1.2	1.1	1.3
Return on capital employed (%)	9.8%	8.6%	8.2%	6.7%	10.7%
Equity ratio (%)	49.5%	52.3%	52.0%	53.4%	52.6%
Return on equity (%)	8.1%	6.9%	6.8%	6.0%	8.7%

FOURTH QUARTER COMMENTS

Gross cash increased in the quarter due to strong operating cash flow. However, net cash decreased in the quarter as a result of higher post-employment benefits of SEK 6.4 b. due to lower discount rates.

FULL-YEAR COMMENTS

The average maturity of long-term borrowings as of December 31, 2014, was 5.7 years, compared with 5.1 years 12 months ago.

The net cash decreased from SEK 37.8 to 27.6 b. as a result of increased post-employment benefits of SEK 10.6 b. due to lower discount rates.

Ericsson has an unutilized Revolving Credit Facility of USD 2.0 b.

Debt maturity profile, Parent Company, SEK b.

Ericsson Fourth Quarter and Full-Year Report 2014	15

Parent company

Income after financial items was SEK 25.6 (7.2) b.

Major changes in the Parent Company’s financial position for the year; decreased cash, cash equivalents and short-term investments of SEK 3.5 b., increased current and non-current receivables to subsidiaries of SEK 9.6 b. and decreased current and non-current liabilities to subsidiaries of SEK 3.8 b. At the end of the year, cash, cash equivalents and short-term investments amounted to SEK 55.0 (58.5) b.

The Parent Company has during the quarter recognized dividends from subsidiaries of SEK 11.2 b. At the end of the year the Parent Company recognized dividends from subsidiaries of SEK 24.6 (7.0) b.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,992,089 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock at December 31, 2014, was 63,450,558 Class B shares.

Ericsson Fourth Quarter and Full-Year Report 2014	16

Dividend, AGM and Annual Report

Dividend proposal

The Board of Directors will propose to the Annual General Meeting to resolve on a dividend of SEK 3.40 (3.00) per share, representing some SEK 11.2 (9.7) b., and April 16, 2015, as the record date for payment of dividend. The dividend reflects this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on April 14, 2015, 15.00 (CET) at Stockholm Waterfront Congress Centre, Stockholm, Sweden.

Annual Report

The annual report will be made available on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 21, Kista, Stockholm, Sweden, in the first weeks of March.

Ericsson Fourth Quarter and Full-Year Report 2014	17

Other information

Ericsson Capital Markets Day 2014

On November 13, 2014, Ericsson held its Capital Markets Day (CMD) in Stockholm. The company gave an update on the progress of its Networked Society strategy, with focus on market development, growth agenda and profitability.

Ericsson announced additional improvement activities and ways to accelerate cost reductions to achieve savings of approximately SEK 9 b. with full effect during 2017.

To reach the targeted SEK 9 b. savings, and with current visibility, it is estimated that the new and accelerated activities will generate restructuring charges of SEK 3-4 b during the full duration of the three-year program. It is estimated that half of the savings will reduce Ericsson’s operating expenses and the other half will impact cost of sales.

Accelerated efficiency measures will primarily relate to five key areas: portfolio streamlining and ways of working in R&D; structural enhancements in IS/IT; accelerated service delivery transformation; supply chain efficiencies; as well as structural efficiency gains in G&A. Savings will include both headcount reductions and savings in external costs.

Measures will include both new and already initiated actions, such as the discontinuation of the modems operations and savings from establishment of global ICT centers. Progress updates will be included in Ericsson’s earnings reports.

Ericsson acquired Ambient Corporation

On October 1, 2014, Ericsson announced that it has completed the acquisition of Ambient Corporation, a US-based provider of smart grid communications technology for utilities. Ambient’s innovative platform enables utilities to deploy and integrate multiple smart grid applications and technologies, in parallel on a single communications infrastructure. The acquisition increases Ericsson’s ability to help utilities maximize their investments in smart grids.

Ambient also provides product and software maintenance and implementation services, as well as a variety of smart grid consulting services related to product development, network management, as well as smart grid architecture and deployment.

Ambient will be integrated into Ericsson’s Global Services organization.

POST-CLOSING EVENTS

Ericsson announced change in executive leadership team

On January 15, 2015, Ericsson announced that Johan Wibergh, Executive Vice President and Head of Segment Networks, will leave his position to take on a role outside of Ericsson. Wibergh joined Ericsson in 1996 and has since held a number of executive positions within the company. Since 2008, Wibergh has also been part of Ericsson’s Executive Leadership Team. Although stepping down from his position immediately, Johan Wibergh will remain available to Ericsson until April 30, 2015 when he formally leaves the company.

Effective January 15, 2015, Hans Vestberg will, in addition to his role as President and CEO, assume the role as Head of Segment Networks.

Ericsson took legal action against Apple

On January 12, 2015, Apple filed a lawsuit asking the United States District Court for the Northern District of California to find that it does not infringe a small subset of Ericsson’s patents. On January 14, 2015, following Apple’s legal action, Ericsson filed a complaint in the United States District Court for the Eastern District of Texas requesting a ruling on Ericsson’s proposed global licensing fees with Apple. During the past two years of negotiations, the companies have not been able to reach an agreement on licensing of Ericsson’s patents that enable Apple’s mobile devices to connect with the world and power many of their applications. Ericsson filed the suit in order to receive an independent assessment on whether Ericsson’s global licensing offer complies with Ericsson’s FRAND commitment.

The global license agreement for mobile technology between Ericsson and Apple has expired and Apple has declined to take a new license on offered FRAND terms.

Ericsson Fourth Quarter and Full-Year Report 2014	18

Risk factors

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2013. Compared to the risks described in the Annual Report 2013, no material, new or changed risk factors or uncertainties have been identified in the year.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new build outs of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Changes in foreign exchange rates, in particular USD, JPY and EUR;
•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, January 27, 2015

Telefonaktiebolaget LM Ericsson

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

Date for next report: April 23, 2015

Ericsson Fourth Quarter and Full-Year Report 2014	19

Auditors’ Review report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2014, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 27, 2015

PricewaterhouseCoopers AB

Peter Nyllinge

Authorized Public Accountant

Auditor in Charge

Bo Hjalmarsson

Authorized Public Accountant

Ericsson Fourth Quarter and Full-Year Report 2014	20

Board Assurance

The Board of Directors and the CEO certify that the financial report for the full year gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, January 27, 2015

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Sverker Martin-Löf Deputy chairman	Leif Johansson Chairman	Jacob Wallenberg Deputy chairman

Roxanne S. Austin Member of the board	Sir Peter L. Bonfield Member of the board	Nora Denzel Member of the board

Börje Ekholm Member of the board	Ulf J. Johansson Member of the board	Kristin Skogen Lund Member of the board

Alexander Izosimov Member of the board		Pär Östberg Member of the board

Pehr Claesson Member of the board	Kristina Davidsson Member of the board	Karin Åberg Member of the board

Hans Vestberg Member of the board and President and CEO

Ericsson Fourth Quarter and Full-Year Report 2014	21

Editor’s note

Ericsson invites media, investors and analysts to a press briefing at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), January 27, 2015. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

For further information, please contact:

Helena Norrman, Senior Vice President, Communications Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ.)

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Investor Relations

Phone: +46 10 714 64 49, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Fourth Quarter and Full-Year Report 2014	22

Safe harbor statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Fourth Quarter and Full-Year Report 2014	23

Financial statements and additional information

Financial statements

25	Consolidated income statement

25	Statement of comprehensive income

26	Consolidated balance sheet

27	Consolidated statement of cash flows

28	Consolidated statement of changes in equity

29	Consolidated income statement - isolated quarters

30	Consolidated statement of cash flows - isolated quarters

31	Parent Company income statement

31	Parent Company balance sheet

Additional information

32	Accounting policies

33	Net sales by segment by quarter

33	Sales growth adjusted for comparable units and currency

34	Operating income by segment by quarter

34	Operating margin by segment by quarter

35	EBITA by segment by quarter

35	EBITA margin by segment by quarter

36	Net sales by region by quarter

37	Net sales by region by quarter (cont.)

37	Top 5 countries in sales

38	Net sales by region by segment

39	Provisions

39	Information on investments in assets subject to depreciation, amortizations, impairment and write-downs

39	Reconciliation table, non-IFRS measurements

40	Other information

40	Number of employees

41	Restructuring charges by function

41	Restructuring charges by segment

Ericsson Fourth Quarter and Full-Year Report 2014	24

CONSOLIDATED INCOME STATEMENT

	Oct - Dec			Jan - Dec
SEK million	2013	2014	Change	2013	2014	Change
Net sales	67,032	67,986	1%	227,376	227,983	0%
Cost of sales	-42,171	-43,100	2%	-151,005	-145,556	-4%

Gross income	24,861	24,886	0%	76,371	82,427	8%
Gross margin (%)	37.1%	36.6%		33.6%	36.2%

Research and development expenses	-8,902	-9,668	9%	-32,236	-36,308	13%
Selling and administrative expenses	-7,223	-8,107	12%	-26,273	-27,100	3%

Operating expenses	-16,125	-17,775	10%	-58,509	-63,408	8%

Other operating income and expenses	328	-837		113	-2,156
Shares in earnings of JV and associated companies	-9	28		-130	-56	-57%

Operating income	9,055	6,302	-30%	17,845	16,807	-6%

Financial income	184	179		1,346	1,277
Financial expenses	-327	-639		-2,093	-2,273

Income after financial items	8,912	5,842	-34%	17,098	15,811	-8%

Taxes	-2,468	-1,677		-4,924	-4,668

Net income	6,444	4,165	-35%	12,174	11,143	-8%

Net income attributable to:
- Stockholders of the Parent Company	6,410	4,223		12,005	11,568
- Non-controlling interests	34	-58		169	-425

Other information
Average number of shares, basic (million)	3,230	3,241		3,226	3,237
Earnings per share, basic (SEK) 1)	1.98	1.30		3.72	3.57
Earnings per share, diluted (SEK) 1)	1.97	1.29		3.69	3.54

STATEMENT OF COMPREHENSIVE INCOME

	Oct - Dec		Jan - Dec
SEK million	2013	2014	2013	2014
Net income	6,444	4,165	12,174	11,143

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	983	-7,380	3,214	-10,017
Tax on items that will not be reclassified to profit or loss	-362	1,679	-1,235	2,218

Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	-14		251
Reclassification adjustments for gains/losses included in profit or loss	-124		-1,072
Revaulation of other investments in shares and participations
Fair value remeasurement	1	8	71	47
Changes in cumulative translation adjustments	777	3,058	-1,687	8,734
Share of other comprehensive income on JV and associated companies	32	217	-14	579
Tax on items that may be reclassified to profit or loss	26	5	179	5
Total other comprehensive income, net of tax	1,319	-2,413	-293	1,566

Total comprehensive income	7,763	1,752	11,881	12,709

Total comprehensive income attributable to:
Stockholders of the Parent Company	7,704	1,769	11,712	12,981
Non-controlling interest	59	-17	169	-272

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Fourth Quarter and Full-Year Report 2014	25

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2013	Sep 30 2014	Dec 31 2014
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,348	2,925	3,570
Goodwill	31,544	35,179	38,330
Intellectual property rights, brands and other intangible assets	12,815	12,149	12,534

Property, plant and equipment	11,433	12,674	13,341

Financial assets
Equity in JV and associated companies	2,568	2,566	2,793
Other investments in shares and participations	505	567	591
Customer finance, non-current	1,294	1,940	1,932
Other financial assets, non-current	5,684	7,085	5,900

Deferred tax assets	9,103	11,325	12,778

	78,294	86,410	91,769

Current assets
Inventories	22,759	28,529	28,175

Trade receivables	71,013	70,624	77,893
Customer finance, current	2,094	2,452	2,289
Other current receivables	17,941	19,953	21,273

Short-term investments	34,994	34,011	31,171
Cash and cash equivalents	42,095	32,042	40,988

	190,896	187,611	201,789

Total assets	269,190	274,021	293,558

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	140,204	142,339	144,306
Non-controlling interest in equity of subsidiaries	1,419	1,035	1,003

	141,623	143,374	145,309

Non-current liabilities
Post-employment benefits	9,825	13,972	20,385
Provisions, non-current	222	187	202
Deferred tax liabilities	2,650	2,846	3,177
Borrowings, non-current	22,067	20,647	21,864
Other non-current liabilities	1,459	1,809	1,797

	36,223	39,461	47,425

Current liabilities
Provisions, current	5,140	4,380	4,225
Borrowings, current	7,388	1,997	2,281
Trade payables	20,502	22,067	24,473
Other current liabilities	58,314	62,742	69,845

	91,344	91,186	100,824

Total equity and liabilities	269,190	274,021	293,558

Of which interest-bearing liabilities and post-employment benefits	39,280	36,616	44,530
Of which net cash	37,809	29,437	27,629

Assets pledged as collateral	2,556	2,499	2,525
Contingent liabilities	657	666	737

Ericsson Fourth Quarter and Full-Year Report 2014	26

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct - Dec		Jan - Dec
SEK million	2013	2014	2013	2014

Operating activities
Net income	6,444	4,165	12,174	11,143
Adjustments to reconcile net income to cash
Taxes	2,096	475	-1,323	-1,235
Earnings/dividends in JV and associated companies	138	-25	258	305
Depreciation, amortization and impairment losses	2,744	2,690	10,137	9,945
Other	1,101	965	756	2,185

	12,523	8,270	22,002	22,343

Changes in operating net assets
Inventories	5,337	1,203	4,868	-2,924
Customer finance, current and non-current	-163	174	1,809	-710
Trade receivables	-4,910	-4,661	-8,504	1,182
Trade payables	860	1,250	-2,158	1,265
Provisions and post-employment benefits	-1,731	-152	-3,298	-859
Other operating assets and liabilities, net	2,693	2,512	2,670	-1,595

	2,086	326	-4,613	-3,641

Cash flow from operating activities	14,609	8,596	17,389	18,702

Investing activities
Investments in property, plant and equipment	-1,251	-1,553	-4,503	-5,322
Sales of property, plant and equipment	179	56	378	522
Acquisitions/divestments of subsidiaries and other operations, net	-713	-1,747	-2,682	-4,394
Product development	-182	-986	-915	-1,523
Other investing activities	-1,195	-1,533	-1,330	-3,392
Short-term investments	-8,262	4,066	-2,057	6,596

Cash flow from investing activities	-11,424	-1,697	-11,109	-7,513

Cash flow before financing activities	3,185	6,899	6,280	11,189

Financing activities
Dividends paid	-208	-15	-9,153	-9,846
Other financing activities	3,746	371	-355	-8,379

Cash flow from financing activities	3,538	356	-9,508	-18,225

Effect of exchange rate changes on cash	209	1,691	641	5,929

Net change in cash and cash equivalents	6,932	8,946	-2,587	-1,107

Cash and cash equivalents, beginning of period	35,163	32,042	44,682	42,095

Cash and cash equivalents, end of period	42,095	40,988	42,095	40,988

Ericsson Fourth Quarter and Full-Year Report 2014	27

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan - Dec	Jan - Dec
SEK million	2013	2014
Opening balance	138,483	141,623
Total comprehensive income	11,881	12,709
Sale/repurchase of own shares	90	106
Stock purchase plan	388	717
Dividends paid	-9,153	-9,846
Transactions with non-controlling interests	-66	0

Closing balance	141,623	145,309

Ericsson Fourth Quarter and Full-Year Report 2014	28

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	52,032	55,331	52,981	67,032	47,505	54,849	57,643	67,986
Cost of sales	-35,394	-37,412	-36,028	-42,171	-30,184	-34,910	-37,362	-43,100

Gross income	16,638	17,919	16,953	24,861	17,321	19,939	20,281	24,886
Gross margin (%)	32.0%	32.4%	32.0%	37.1%	36.5%	36.4%	35.2%	36.6%

Research and development expenses	-7,877	-7,747	-7,710	-8,902	-8,275	-9,084	-9,281	-9,668
Selling and administrative expenses	-6,643	-6,629	-5,778	-7,223	-6,452	-6,541	-6,000	-8,107

Operating expenses	-14,520	-14,376	-13,488	-16,125	-14,727	-15,625	-15,281	-17,775

Other operating income and expenses	20	-1,040	805	328	21	-206	-1,134	-837
Shares in earnings of JV and associated companies	-32	-38	-51	-9	15	-109	10	28

Operating income	2,106	2,465	4,219	9,055	2,630	3,999	3,876	6,302

Financial income	180	304	678	184	401	268	429	179
Financial expenses	-565	-606	-595	-327	-612	-465	-557	-639

Income after financial items	1,721	2,163	4,302	8,912	2,419	3,802	3,748	5,842

Taxes	-517	-647	-1,292	-2,468	-727	-1,140	-1,124	-1,677

Net income	1,204	1,516	3,010	6,444	1,692	2,662	2,624	4,165

Net income attributable to:
- Stockholders of the Parent Company	1,205	1,469	2,921	6,410	2,120	2,579	2,646	4,223
- Non-controlling interests	-1	47	89	34	-428	83	-22	-58

Other information
Average number of shares, basic (million)	3,222	3,224	3,227	3,230	3,233	3,235	3,238	3,241
Earnings per share, basic (SEK) 1)	0.37	0.46	0.91	1.98	0.66	0.80	0.82	1.30
Earnings per share, diluted (SEK) 1)	0.37	0.45	0.90	1.97	0.65	0.79	0.81	1.29

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Fourth Quarter and Full-Year Report 2014	29

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating activities
Net income	1,204	1,516	3,010	6,444	1,692	2,662	2,624	4,165
Adjustments to reconcile net income to cash
Taxes	-1,849	-689	-881	2,096	-1,348	26	-388	475
Earnings/dividends in JV and associated companies	33	37	50	138	-16	356	-10	-25
Depreciation, amortization and impairment losses	2,411	2,436	2,546	2,744	2,360	2,414	2,481	2,690
Other	-201	183	-327	1,101	549	404	267	965

	1,598	3,483	4,398	12,523	3,237	5,862	4,974	8,270

Changes in operating net assets
Inventories	-1,426	600	357	5,337	-2,099	-1,188	-840	1,203
Customer finance, current and non-current	260	912	800	-163	558	-341	-1,101	174
Trade receivables	-1,934	3,084	-4,744	-4,910	7,957	-892	-1,222	-4,661
Trade payables	-2,948	518	-588	860	-110	1,644	-1,519	1,250
Provisions and post-employment benefits	1,155	-1,752	-970	-1,731	-464	-225	-18	-152
Other operating assets and liabilities, net	325	-2,554	2,206	2,693	323	-2,806	-1,624	2,512

	-4,568	808	-2,939	2,086	6,165	-3,808	-6,324	326

Cash flow from operating activities	-2,970	4,291	1,459	14,609	9,402	2,054	-1,350	8,596

Investing activities
Investments in property, plant and equipment	-1,196	-1,278	-778	-1,251	-1,034	-1,320	-1,415	-1,553
Sales of property, plant and equipment	91	11	97	179	274	53	139	56
Acquisitions/divestments of subsidiaries and other operations, net	-136	-39	-1,794	-713	-849	-1,512	-286	-1,747
Product development	-282	-214	-237	-182	-197	-185	-155	-986
Other investing activities	298	-203	-230	-1,195	-169	-388	-1,302	-1,533
Short-term investments	-2,860	9,209	-144	-8,262	-6,790	7,012	2,308	4,066

Cash flow from investing activities	-4,085	7,486	-3,086	-11,424	-8,765	3,660	-711	-1,697

Cash flow before financing activities	-7,055	11,777	-1,627	3,185	637	5,714	-2,061	6,899

Financing activities
Dividends paid	-61	-8,863	-21	-208	—	-9,828	-3	-15
Other financing activities	92	-4,236	43	3,746	-5,069	-2,393	-1,288	371

Cash flow from financing activities	31	-13,099	22	3,538	-5,069	-12,221	-1,291	356

Effect of exchange rate changes on cash	-214	2,357	-1,711	209	433	1,499	2,306	1,691

Net change in cash and cash equivalents	-7,238	1,035	-3,316	6,932	-3,999	-5,008	-1,046	8,946

Cash and cash equivalents, beginning of period	44,682	37,444	38,479	35,163	42,095	38,096	33,088	32,042

Cash and cash equivalents, end of period	37,444	38,479	35,163	42,095	38,096	33,088	32,042	40,988

Ericsson Fourth Quarter and Full-Year Report 2014	30

PARENT COMPANY INCOME STATEMENT

	Oct - Dec		Jan - Dec
SEK million	2013	2014	2013	2014
Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—	—	—	—

Operating expenses	-494	-436	-1,380	-1,209
Other operating income and expenses	796	1,013	2,768	3,088

Operating income	302	577	1,388	1,879

Financial net	2,735	9,210	5,856	23,684

Income after financial items	3,037	9,787	7,244	25,563

Transfers to (-) / from untaxed reserves	-142	-1,700	-142	-1,700
Taxes	-36	235	-247	-263

Net income	2,859	8,322	6,855	23,600

STATEMENT OF COMPREHENSIVE INCOME

	Oct - Dec		Jan - Dec
SEK million	2013	2014	2013	2014
Net income	2,859	8,322	6,855	23,600

Cash flow hedges	—	—	—	—
Fair value remeasurement	69	7	69	46
Total other comprehensive income, net of tax	—	—	—	—

Total comprehensive income	2,928	8,329	6,924	23,646

PARENT COMPANY BALANCE SHEET

	Dec 31	Dec 31
SEK million	2013	2014
ASSETS
Fixed assets
Intangible assets	646	1,193
Tangible assets	571	470
Financial assets	94,741	97,901

	95,958	99,564

Current assets
Inventories	7	27
Receivables	17,247	24,819
Short-term investments	34,520	30,576
Cash and cash equivalents	23,954	24,443

	75,728	79,865

Total assets	171,686	179,429

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,018	48,018
Non-restricted equity	23,798	37,871

	71,816	85,889

Provisions	2,097	1,471

Non-current liabilities	44,491	45,512

Current liabilities	53,282	46,557

Total stockholders’ equity, provisions and liabilities	171,686	179,429

Assets pledged as collateral	553	525
Contingent liabilities	15,999	20,906

Ericsson Fourth Quarter and Full-Year Report 2014	31

Accounting policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2013, and should be read in conjunction with that annual report.

As from January 1, 2014, the Company has applied the following new or amended IFRSs and IFRICs:

Amendment to IAS 32, “Financial instruments: Presentation,” Offsetting Financial Assets and Financial Liabilities. This amendment is related to the application guidance in IAS 32, ‘Financial instruments: Presentation,’ and clarifies some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

IFRIC 21, “Levies.” This interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets” sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the need to pay a levy and when a liability should be recognized.

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no significant difference between IFRS effective as per December 31, 2014 and IFRS as endorsed by the EU.

In the interim reports of 2013 disclosure was given in relation to IFRS 7 about fair valuation of financial instruments. Due to that the amounts are not considered material this disclosure will not be given in the interim reports as from the first quarter of 2014. Should amounts become material quarterly disclosure will be given as from then.

Ericsson Fourth Quarter and Full-Year Report 2014	32

NET SALES BY SEGMENT BY QUARTER

Segment Modems was consolidated as of October 1, 2013.

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	28,133	28,142	26,655	34,769	24,383	28,964	30,030	34,110
Global Services	21,452	24,851	23,974	27,166	20,356	23,059	24,467	29,777
Of which Professional Services	14,626	16,773	16,229	18,767	15,078	16,554	17,794	21,405
Of which Managed Services	5,888	6,754	6,264	6,574	5,754	6,485	7,175	7,741
Of which Network Rollout	6,826	8,078	7,745	8,399	5,278	6,505	6,673	8,372
Support Solutions	2,447	2,338	2,352	5,097	2,765	2,824	3,057	4,009
Modems	—	—	—	—	1	2	89	90

Total	52,032	55,331	52,981	67,032	47,505	54,849	57,643	67,986

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	-20%	0%	-5%	30%	-30%	19%	4%	14%
Global Services	-24%	16%	-4%	13%	-25%	13%	6%	22%
Of which Professional Services	-23%	15%	-3%	16%	-20%	10%	7%	20%
Of which Managed Services	-13%	15%	-7%	5%	-12%	13%	11%	8%
Of which Network Rollout	-26%	18%	-4%	8%	-37%	23%	3%	25%
Support Solutions	-33%	-4%	1%	117%	-46%	2%	8%	31%
Modems	—	—	—	—	—	—	—	—

Total	-22%	6%	-4%	27%	-29%	15%	5%	18%

	2013				2014
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	3%	1%	-1%	-1%	-13%	3%	13%	-2%
Global Services	4%	3%	-1%	-3%	-5%	-7%	2%	10%
Of which Professional Services	-2%	-1%	-1%	-1%	3%	-1%	10%	14%
Of which Managed Services	3%	4%	-1%	-3%	-2%	-4%	15%	18%
Of which Network Rollout	19%	13%	-2%	-8%	-23%	-19%	-14%	0%
Support Solutions	-19%	-33%	-29%	40%	13%	21%	30%	-21%
Modems	—	—	—	—	—	—	—	—

Total	2%	0%	-3%	0%	-9%	-1%	9%	1%

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	28,133	56,275	82,930	117,699	24,383	53,347	83,377	117,487
Global Services	21,452	46,303	70,277	97,443	20,356	43,415	67,882	97,659
Of which Professional Services	14,626	31,399	47,628	66,395	15,078	31,632	49,426	70,831
Of which Managed Services	5,888	12,642	18,906	25,480	5,754	12,239	19,414	27,155
Of which Network Rollout	6,826	14,904	22,649	31,048	5,278	11,783	18,456	26,828
Support Solutions	2,447	4,785	7,137	12,234	2,765	5,589	8,646	12,655
Modems	—	—	—	—	1	3	92	182

Total	52,032	107,363	160,344	227,376	47,505	102,354	159,997	227,983

Year to date, year over year change, percent	2013				2014
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	3%	2%	1%	0%	-13%	-5%	1%	0%
Global Services	4%	4%	2%	0%	-5%	-6%	-3%	0%
Of which Professional Services	-2%	-1%	-1%	-1%	3%	1%	4%	7%
Of which Managed Services	3%	4%	2%	1%	-2%	-3%	3%	7%
Of which Network Rollout	19%	16%	9%	4%	-23%	-21%	-19%	-14%
Support Solutions	-19%	-26%	-27%	-9%	13%	17%	21%	3%
Modems	—	—	—	—	—	—	—	—

Total	2%	1%	0%	0%	-9%	-5%	0%	0%

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY (%)

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	-17%	0%	-3%	31%	-30%	16%	-2%	7%
Global Services	-20%	17%	-2%	13%	-25%	11%	5%	20%
Support Solutions	-30%	-5%	3%	102%	-45%	1%	6%	25%
Modems	—	—	—	—	—	—	—	—

Total	-19%	6%	-2%	27%	-28%	13%	2%	13%

Isolated quarter, year over year change, percent	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4 1)
Networks	7%	8%	4%	3%	-10%	5%	7%	-7%
Global Services	9%	9%	3%	1%	-3%	-8%	-2%	5%
Support Solutions	-3%	-19%	-15%	35%	4%	5%	10%	-5%
Modems	—	—	—	—	—	—	—	—

Total	7%	7%	3%	4%	-7%	-1%	3%	-2%

Year to date, year over year change, percent	2013				2014
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	7%	7%	6%	5%	-10%	-3%	0%	-3%
Global Services	9%	9%	7%	5%	-3%	-5%	-4%	-2%
Support Solutions	-3%	-12%	-13%	0%	4%	4%	7%	-2%
Modems	—	—	—	—	—	—	—	—

Total	7%	7%	5%	5%	-7%	-4%	-2%	-2%

1)	Partly adjusted for the initial IPR payment from Samsung in Q4 2013

Ericsson Fourth Quarter and Full-Year Report 2014	33

OPERATING INCOME BY SEGMENT BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	1,565	1,335	2,557	5,861	2,476	3,574	3,175	4,319
Global Services	726	1,564	1,808	2,087	1,036	1,487	1,607	1,937
Of which Professional Services	1,837	2,285	2,279	2,628	1,893	2,095	2,059	2,472
Of which Network Rollout	-1,111	-721	-471	-541	-857	-608	-452	-535
Support Solutions	-29	-283	-113	1,880	12	-378	-108	443
Modems	—	—	—	-543	-745	-456	-739	-85
Unallocated 1)	-156	-151	-33	-230	-149	-228	-59	-312

Total	2,106	2,465	4,219	9,055	2,630	3,999	3,876	6,302

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	1,565	2,900	5,457	11,318	2,476	6,050	9,225	13,544
Global Services	726	2,290	4,098	6,185	1,036	2,523	4,130	6,067
Of which Professional Services	1,837	4,122	6,401	9,029	1,893	3,988	6,047	8,519
Of which Network Rollout	-1,111	-1,832	-2,303	-2,844	-857	-1,465	-1,917	-2,452
Support Solutions	-29	-312	-425	1,455	12	-366	-474	-31
Modems	—	—	—	-543	-745	-1,201	-1,940	-2,025
Unallocated 1)	-156	-307	-340	-570	-149	-377	-436	-748

Total	2,106	4,571	8,790	17,845	2,630	6,629	10,505	16,807

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	6%	5%	10%	17%	10%	12%	11%	13%
Global Services	3%	6%	8%	8%	5%	6%	7%	7%
Of which Professional Services	13%	14%	14%	14%	13%	13%	12%	12%
Of which Network Rollout	-16%	-9%	-6%	-6%	-16%	-9%	-7%	-6%
Support Solutions	-1%	-12%	-5%	37%	0%	-13%	-4%	11%
Modems	—	—	—	—	—	—	—	—

Total	4%	4%	8%	14%	6%	7%	7%	9%

As percentage of net sales, Year to date	2013				2014
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	6%	5%	7%	10%	10%	11%	11%	12%
Global Services	3%	5%	6%	6%	5%	6%	6%	6%
Of which Professional Services	13%	13%	13%	14%	13%	13%	12%	12%
Of which Network Rollout	-16%	-12%	-10%	-9%	-16%	-12%	-10%	-9%
Support Solutions	-1%	-7%	-6%	12%	0%	-7%	-5%	0%
Modems	—	—	—	—	—	—	—	—

Total	4%	4%	5%	8%	6%	6%	7%	7%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses

Ericsson Fourth Quarter and Full-Year Report 2014	34

EBITA BY SEGMENT BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	2,302	2,074	3,320	6,525	3,052	4,156	3,773	4,914
Global Services	942	1,783	2,043	2,342	1,257	1,731	1,857	2,259
Of which Professional Services	2,009	2,443	2,466	2,820	2,073	2,289	2,254	2,711
Of which Network Rollout	-1,067	-660	-423	-478	-816	-558	-397	-452
Support Solutions	118	-132	38	2,076	192	-196	95	647
Modems	—	—	—	-499	-699	-416	-698	-44
Unallocated 1)	-155	-150	-32	-229	-149	-226	-59	-312

Total	3,207	3,575	5,369	10,215	3,653	5,049	4,968	7,464

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	2,302	4,376	7,696	14,221	3,052	7,208	10,981	15,895
Global Services	942	2,725	4,768	7,110	1,257	2,988	4,845	7,104
Of which Professional Services	2,009	4,452	6,918	9,738	2,073	4,362	6,616	9,327
Of which Network Rollout	-1,067	-1,727	-2,150	-2,628	-816	-1,374	-1,771	-2,223
Support Solutions	118	-14	24	2,100	192	-4	91	738
Modems	—	—	—	-499	-699	-1,115	-1,813	-1,857
Unallocated 1)	-155	-305	-337	-566	-149	-375	-434	-746

Total	3,207	6,782	12,151	22,366	3,653	8,702	13,670	21,134

EBITA MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	8%	7%	12%	19%	13%	14%	13%	14%
Global Services	4%	7%	9%	9%	6%	8%	8%	8%
Of which Professional Services	14%	15%	15%	15%	14%	14%	13%	13%
Of which Network Rollout	-16%	-8%	-5%	-6%	-15%	-9%	-6%	-5%
Support Solutions	5%	-6%	2%	41%	7%	-7%	3%	16%
Modems	—	—	—	—	—	—	—	—

Total	6%	6%	10%	15%	8%	9%	9%	11%

As percentage of net sales, year to date	2013				2014
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	8%	8%	9%	12%	13%	14%	13%	14%
Global Services	4%	6%	7%	7%	6%	7%	7%	7%
Of which Professional Services	14%	14%	15%	15%	14%	14%	13%	13%
Of which Network Rollout	-16%	-12%	-9%	-8%	-15%	-12%	-10%	-8%
Support Solutions	5%	0%	0%	17%	7%	0%	1%	6%
Modems	—	—	—	—	—	—	—	—

Total	6%	6%	8%	10%	8%	9%	9%	9%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses

Ericsson Fourth Quarter and Full-Year Report 2014	35

NET SALES BY REGION BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	15,773	15,341	14,453	13,772	12,215	15,179	14,033	13,082
Latin America	4,374	5,565	5,294	6,749	4,710	5,414	5,882	6,564
Northern Europe & Central Asia 1) 2)	2,283	2,708	2,949	3,678	2,436	2,717	3,151	4,069
Western & Central Europe 2)	4,349	4,522	4,399	5,215	4,381	4,582	4,646	6,097
Mediterranean 2)	5,271	6,159	5,659	7,067	4,785	5,487	5,218	7,513
Middle East	3,160	3,978	4,386	5,914	3,859	4,514	6,039	6,865
Sub Saharan Africa	2,131	2,653	2,693	2,572	1,813	1,886	2,447	2,603
India	1,606	1,279	1,280	1,973	1,695	1,645	2,000	2,362
North East Asia	6,054	6,642	6,053	8,649	4,908	6,406	7,033	9,225
South East Asia & Oceania	4,129	3,758	3,617	4,283	3,446	3,662	3,794	4,956
Other 1) 2)	2,902	2,726	2,198	7,160	3,257	3,357	3,400	4,650

Total	52,032	55,331	52,981	67,032	47,505	54,849	57,643	67,986

1) Of which in Sweden	1,020	1,276	798	1,333	999	1,008	1,090	1,047
2) Of which in EU	9,782	10,816	10,111	12,835	9,720	10,320	10,736	14,325

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	-7%	-3%	-6%	-5%	-11%	24%	-8%	-7%
Latin America	-33%	27%	-5%	27%	-30%	15%	9%	12%
Northern Europe & Central Asia 1) 2)	-24%	19%	9%	25%	-34%	12%	16%	29%
Western & Central Europe 2)	-20%	4%	-3%	19%	-16%	5%	1%	31%
Mediterranean 2)	-25%	17%	-8%	25%	-32%	15%	-5%	44%
Middle East	-38%	26%	10%	35%	-35%	17%	34%	14%
Sub Saharan Africa	-40%	24%	2%	-4%	-30%	4%	30%	6%
India	0%	-20%	0%	54%	-14%	-3%	22%	18%
North East Asia	-41%	10%	-9%	43%	-43%	31%	10%	31%
South East Asia & Oceania	-9%	-9%	-4%	18%	-20%	6%	4%	31%
Other 1) 2)	-3%	-6%	-19%	226%	-55%	3%	1%	37%

Total	-22%	6%	-4%	27%	-29%	15%	5%	18%

1) Of which in Sweden	-20%	25%	-37%	67%	-25%	1%	8%	-4%
2) Of which in EU	-24%	11%	-7%	27%	-24%	6%	4%	33%

	2013				2014
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	23%	18%	3%	-19%	-23%	-1%	-3%	-5%
Latin America	-9%	6%	-2%	4%	8%	-3%	11%	-3%
Northern Europe & Central Asia 1) 2)	0%	-19%	9%	23%	7%	0%	7%	11%
Western & Central Europe 2)	1%	10%	21%	-4%	1%	1%	6%	17%
Mediterranean 2)	14%	-1%	5%	0%	-9%	-11%	-8%	6%
Middle East	0%	7%	21%	17%	22%	13%	38%	16%
Sub Saharan Africa	-3%	-5%	-4%	-28%	-15%	-29%	-9%	1%
India	13%	-25%	-26%	23%	6%	29%	56%	20%
North East Asia	-34%	-21%	-28%	-16%	-19%	-4%	16%	7%
South East Asia & Oceania	22%	2%	3%	-5%	-17%	-3%	5%	16%
Other 1) 2)	2%	-13%	-34%	141%	12%	23%	55%	-35%

Total	2%	0%	-3%	0%	-9%	-1%	9%	1%

1) Of which in Sweden	22%	0%	-52%	5%	-2%	-21%	37%	-21%
2) Of which in EU	3%	-3%	-5%	-1%	-1%	-5%	6%	12%

Ericsson Fourth Quarter and Full-Year Report 2014	36

NET SALES BY REGION BY QUARTER (continued)

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
North America	15,773	31,114	45,567	59,339	12,215	27,394	41,427	54,509
Latin America	4,374	9,939	15,233	21,982	4,710	10,124	16,006	22,570
Northern Europe & Central Asia 1) 2)	2,283	4,991	7,940	11,618	2,436	5,153	8,304	12,373
Western & Central Europe 2)	4,349	8,871	13,270	18,485	4,381	8,963	13,609	19,706
Mediterranean 2)	5,271	11,430	17,089	24,156	4,785	10,272	15,490	23,003
Middle East	3,160	7,138	11,524	17,438	3,859	8,373	14,412	21,277
Sub Saharan Africa	2,131	4,784	7,477	10,049	1,813	3,699	6,146	8,749
India	1,606	2,885	4,165	6,138	1,695	3,340	5,340	7,702
North East Asia	6,054	12,696	18,749	27,398	4,908	11,314	18,347	27,572
South East Asia & Oceania	4,129	7,887	11,504	15,787	3,446	7,108	10,902	15,858
Other 1) 2)	2,902	5,628	7,826	14,986	3,257	6,614	10,014	14,664

Total	52,032	107,363	160,344	227,376	47,505	102,354	159,997	227,983

1) Of which in Sweden	1,020	2,296	3,094	4,427	999	2,007	3,097	4,144
2) Of which in EU	9,782	20,598	30,709	43,544	9,720	20,040	30,776	45,101

Year to date, year-over-year change, percent	2013				2014
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
North America	23%	21%	14%	5%	-23%	-12%	-9%	-8%
Latin America	-9%	-1%	-2%	0%	8%	2%	5%	3%
Northern Europe & Central Asia 1) 2)	0%	-12%	-5%	2%	7%	3%	5%	6%
Western & Central Europe 2)	1%	6%	10%	6%	1%	1%	3%	7%
Mediterranean 2)	14%	6%	5%	4%	-9%	-10%	-9%	-5%
Middle East	0%	4%	10%	12%	22%	17%	25%	22%
Sub Saharan Africa	-3%	-4%	-4%	-11%	-15%	-23%	-18%	-13%
India	13%	-8%	-14%	-5%	6%	16%	28%	25%
North East Asia	-34%	-28%	-28%	-24%	-19%	-11%	-2%	1%
South East Asia & Oceania	22%	12%	9%	5%	-17%	-10%	-5%	0%
Other 1) 2)	2%	-6%	-16%	22%	12%	18%	28%	-2%

Total	2%	1%	0%	0%	-9%	-5%	0%	0%

1) Of which in Sweden	22%	9%	-18%	-12%	-2%	-13%	0%	-6%
2) Of which in EU	3%	-1%	-2%	-2%	-1%	-3%	0%	4%

TOP 5 COUNTRIES IN SALES

	Q4		Jan - Dec
Country	2013	2014	2013	2014
UNITED STATES	21%	20%	26%	24%
CHINA	7%	7%	5%	6%
JAPAN	3%	5%	6%	4%
INDIA	3%	4%	3%	4%
ITALY	4%	4%	3%	3%

Ericsson Fourth Quarter and Full-Year Report 2014	37

NET SALES BY REGION BY SEGMENT

Revenue from Telcordia is reported 50/50 between segments Global Services and Support Solutions.

	Q4 2014					Jan - Dec 2014
SEK million	Networks	Global Services	Support Solutions	Modems	Total	Networks	Global Services	Support Solutions	Modems	Total
North America	4,979	7,126	977	0	13,082	26,061	24,981	3,467	0	54,509
Latin America	2,957	3,301	306	0	6,564	10,698	10,842	1,030	0	22,570
Northern Europe & Central Asia	2,688	1,278	103	0	4,069	7,958	4,133	282	0	12,373
Western & Central Europe	2,670	3,252	175	0	6,097	8,067	11,022	617	0	19,706
Mediterranean	3,069	4,183	261	0	7,513	9,595	12,592	816	0	23,003
Middle East	3,546	2,806	513	0	6,865	11,600	8,482	1,195	0	21,277
Sub Saharan Africa	1,099	1,364	140	0	2,603	3,919	4,275	555	0	8,749
India	1,198	987	177	0	2,362	4,079	3,139	484	0	7,702
North East Asia	6,472	2,571	182	0	9,225	18,017	8,895	660	0	27,572
South East Asia & Oceania	2,652	2,098	206	0	4,956	8,376	6,991	491	0	15,858
Other	2,780	811	969	90	4,650	9,117	2,307	3,058	182	14,664

Total	34,110	29,777	4,009	90	67,986	117,487	97,659	12,655	182	227,983
Share of Total	50%	44%	6%	0%	100%	51%	43%	6%	0%	100%

	Q4 2014
Sequential change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	-27%	10%	30%	—	-7%
Latin America	10%	15%	-8%	—	12%
Northern Europe & Central Asia	25%	36%	45%	—	29%
Western & Central Europe	51%	20%	14%	—	31%
Mediterranean	47%	42%	40%	—	44%
Middle East	-4%	38%	68%	—	14%
Sub Saharan Africa	-11%	21%	67%	—	6%
India	8%	33%	17%	—	18%
North East Asia	45%	12%	-34%	—	31%
South East Asia & Oceania	29%	25%	199%	—	31%
Other	43%	18%	43%	1%	37%

Total	14%	22%	31%	1%	18%

	Q4 2014
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	-6%	-4%	-5%	—	-5%
Latin America	-16%	13%	3%	—	-3%
Northern Europe & Central Asia	15%	1%	24%	—	11%
Western & Central Europe	30%	11%	-23%	—	17%
Mediterranean	7%	7%	-11%	—	6%
Middle East	18%	20%	-11%	—	16%
Sub Saharan Africa	-15%	28%	-36%	—	1%
India	1%	38%	127%	—	20%
North East Asia	8%	2%	14%	—	7%
South East Asia & Oceania	12%	20%	26%	—	16%
Other	-42%	127%	-51%	—	-35%

Total	-2%	10%	-21%	—	1%

	Jan - Dec 2014
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	-9%	-12%	34%	—	-8%
Latin America	-5%	14%	-10%	—	3%
Northern Europe & Central Asia	10%	-1%	10%	—	6%
Western & Central Europe	6%	8%	1%	—	7%
Mediterranean	-11%	0%	12%	—	-5%
Middle East	36%	12%	-11%	—	22%
Sub Saharan Africa	-21%	3%	-39%	—	-13%
India	32%	15%	55%	—	25%
North East Asia	8%	-14%	82%	—	1%
South East Asia & Oceania	-6%	10%	-4%	—	0%
Other	-10%	61%	-12%	—	-2%

Total	0%	0%	3%	—	0%

Ericsson Fourth Quarter and Full-Year Report 2014	38

PROVISIONS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Opening balance	8,638	9,499	7,716	6,414	5,362	4,928	4,579	4,567
Additions	1,915	1,215	658	911	625	430	675	996
Utilization/Cash out	-758	-2,365	-1,534	-1,364	-977	-642	-648	-794
Of which restructuring	-324	-1,001	-457	-307	-512	-246	-231	-213
Reversal of excess amounts	-209	-586	-191	-575	-88	-298	-132	-420
Reclassification, translation difference and other	-87	-47	-235	-24	6	161	93	78

Closing balance	9,499	7,716	6,414	5,362	4,928	4,579	4,567	4,427

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Opening balance	8,638	8,638	8,638	8,638	5,362	5,362	5,362	5,362
Additions	1,915	3,130	3,788	4,699	625	1,055	1,730	2,726
Utilization/Cash out	-758	-3,123	-4,657	-6,021	-977	-1,619	-2,267	-3,061
Of which restructuring	-324	-1,325	-1,782	-2,089	-512	-758	-989	-1,202
Reversal of excess amounts	-209	-795	-986	-1,561	-88	-386	-518	-938
Reclassification, translation difference and other	-87	-134	-369	-393	6	167	260	338

Closing balance	9,499	7,716	6,414	5,362	4,928	4,579	4,567	4,427

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Additions
Property, plant and equipment	1,196	1,278	778	1,251	1,034	1,320	1,415	1,553
Capitalized development expenses	282	214	237	182	197	185	155	986
IPR, brands and other intangible assets	196	22	1,418	562	77	621	935	1,014

Total	1,674	1,514	2,433	1,995	1,308	2,126	2,505	3,553

Depreciation, amortization and impairment losses
Property, plant and equipment	1,008	983	1,008	1,210	1,004	1,048	1,078	1,187
Capitalized development expenses	303	342	388	374	333	315	311	342
IPR, brands and other intangible assets, etc.	1,100	1,111	1,150	1,160	1,023	1,051	1,092	1,161

Total	2,411	2,436	2,546	2,744	2,360	2,414	2,481	2,690

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS

CASH CONVERSION

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net income	1,204	1,516	3,010	6,444	1,692	2,662	2,624	4,165
Net income reconciled to cash	1,598	3,483	4,398	12,523	3,237	5,862	4,974	8,270
Cash flow from operating activities	-2,970	4,291	1,459	14,609	9,402	2,054	-1,350	8,596
Cash conversion	-185.9%	123.2%	33.2%	116.7%	290.5%	35.0%	-27.1%	103.9%

NET CASH, END OF PERIOD

SEK million	Dec 31 2013	Mar 31 2014	Jun 30 2014	Sep 30 2014	Dec 31 2014
Cash and cash equivalents	42,095	38,096	33,088	32,042	40,988
+ Short term investments	34,994	41,779	35,310	34,011	31,171
- Borrowings, non-current	22,067	18,900	19,504	20,647	21,864
- Borrowings, current	7,388	5,737	3,525	1,997	2,281
- Post employment benefits	9,825	11,633	12,884	13,972	20,385
Net cash, end of period	37,809	43,605	32,485	29,437	27,629

Ericsson Fourth Quarter and Full-Year Report 2014	39

OTHER INFORMATION

	Oct - Dec		Jan - Dec
	2013	2014	2013	2014
Number of shares and earnings per share
Number of shares, end of period (million)	3,305	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	74	63	74	63
Number of shares outstanding, basic, end of period (million)	3,231	3,242	3,231	3,242
Numbers of shares outstanding, diluted, end of period (million)	3,262	3,275	3,262	3,275
Average number of treasury shares (million)	75	64	79	68
Average number of shares outstanding, basic (million)	3,230	3,241	3,226	3,237
Average number of shares outstanding, diluted (million) 1)	3,261	3,274	3,257	3,270
Earnings per share, basic (SEK)	1.98	1.30	3.72	3.57
Earnings per share, diluted (SEK) 1)	1.97	1.29	3.69	3.54
Earnings per share (Non-IFRS), diluted (SEK) 2)	2.22	1.54	4.69	4.49
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) 2)	2.42	1.71	5.62	4.80

Ratios
Days sales outstanding	—	—	97	105
Inventory turnover days	55	60	62	64
Payable days	43	49	53	56
Equity ratio (%)	—	—	52.6%	49.5%
Return on equity (%)	18.8%	11.8%	8.7%	8.1%
Return on capital employed (%)	21.1%	14.0%	10.7%	9.8%
Capital turnover (times)	1.5	1.5	1.3	1.2
Cash conversion %,	116.7%	103.9%	79.0%	83.7%
Payment readiness, end of period	—	—	82,631	85,465
Payment readiness, as percentage of sales	—	—	36.3%	37.5%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	8.67	9.11
- closing rate	—	—	8.90	9.47
SEK/USD - average rate	—	—	6.52	6.89
- closing rate	—	—	6.46	7.79

Other
Regional inventory, end of period,	14,652	17,142	14,652	17,142
Export sales from Sweden	35,216	34,628	108,944	113,734

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Excluding amortizations and write-downs of acquired intangibles

NUMBER OF EMPLOYEES

	2013				2014
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
North America	15,404	15,047	14,825	14,931	14,902	15,306	15,554	15,516
Latin America	11,153	11,412	11,402	11,445	9,731	11,179	10,901	11,066
Northern Europe & Central Asia 1)	21,043	21,148	22,038	21,892	21,484	21,476	21,691	21,633
Western & Central Europe	11,118	11,235	11,612	11,530	11,455	12,624	12,606	12,617
Mediterranean	12,015	12,405	12,350	12,314	12,253	12,475	13,306	13,387
Middle East	3,951	3,951	3,766	3,752	3,749	3,736	3,831	3,858
Sub Saharan Africa	1,967	2,101	2,081	2,084	2,094	2,284	2,288	2,406
India	14,588	16,183	16,978	17,622	17,991	18,495	19,413	19,971
North East Asia	14,088	14,059	14,625	14,503	13,490	13,448	13,653	13,464
South East Asia & Oceania	4,321	4,264	4,312	4,267	4,234	4,359	4,265	4,137

Total	109,648	111,805	113,989	114,340	111,383	115,382	117,508	118,055

1) Of which in Sweden	17,550	17,264	18,008	17,858	17,545	17,497	17,655	17,580

Ericsson Fourth Quarter and Full-Year Report 2014	40

RESTRUCTURING CHARGES BY FUNCTION

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Cost of sales	-698	-707	-600	-652	-82	-116	-168	-663
Research and development expenses	-552	-117	-64	-139	-19	-80	-92	-113
Selling and administrative expenses	-589	-110	-55	-170	-29	-47	-19	-28

Total	-1,839	-934	-719	-961	-130	-243	-279	-804

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Cost of sales	-698	-1,405	-2,005	-2,657	-82	-198	-366	-1,029
Research and development expenses	-552	-669	-733	-872	-19	-99	-191	-304
Selling and administrative expenses	-589	-699	-754	-924	-29	-76	-95	-123

Total	-1,839	-2,773	-3,492	-4,453	-130	-373	-652	-1,456

RESTRUCTURING CHARGES BY SEGMENT

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	-1,251	-316	-299	-316	-93	-128	-80	-142
Global Services	-385	-586	-410	-616	-32	-81	-122	-600
Of which Professional Services	-270	-389	-290	-420	-25	-63	-85	-435
Of which Network Rollout	-115	-197	-120	-196	-7	-18	-37	-165
Support Solutions	-111	-34	-11	-30	-5	-34	-77	-30
Modems	—	—	—	—	—	—	—	-32
Unallocated	-92	2	1	1	—	—	—	—

Total	-1,839	-934	-719	-961	-130	-243	-279	-804

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Networks	-1,251	-1,567	-1,866	-2,182	-93	-221	-301	-443
Global Services	-385	-971	-1,381	-1,997	-32	-113	-235	-835
Of which Professional Services	-270	-659	-949	-1,369	-25	-88	-173	-608
Of which Network Rollout	-115	-312	-432	-628	-7	-25	-62	-227
Support Solutions	-111	-145	-156	-186	-5	-39	-116	-146
Modems	—	—	—	—	—	—	—	-32
Unallocated	-92	-90	-89	-88	—	—	—	—

Total	-1,839	-2,773	-3,492	-4,453	-130	-373	-652	-1,456

Ericsson Fourth Quarter and Full-Year Report 2014	41